SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                       to

Commission file number 0-3658

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation 401(k) Savings Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation
1 First American Way
Santa Ana, California 92707

THE FIRST AMERICAN CORPORATION

401(K) SAVINGS PLAN

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

By:	/s/ THOMAS A. KLEMENS

Date: June 24, 2002

The First American Corporation

401 (K) SAVINGS PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
As of December 31, 200l and 2000, and for the
Years Ended December 31, 200l and 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
The First American Corporation 401 (k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial of statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompany the Plan’s financial statements does not disclose the historical cost of Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/    PricewaterhouseCoopers LLP
Los Angeles, CA
June 24, 2002

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2001	2000
ASSETS
Investments, at fair value	$360,465,930	$237,344,236
Participant loans	4,168,124	—
Cash	—	3,435
Receivables:
Interest	10,211	129,628
Dividends	598,331	239,770
Participant contributions	44,461	157,240
Employer contributions	17,316,816	8,889,130

Total receivables	17,969,819	9,415,768

Total assets	382,603,873	246,763,439

LIABILITIES
Administrative expenses payable	47,551	169,528

Net assets available for benefits	$382,556,322	$246,593,911

The accompanying notes are an integral part of these financial statements.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2001	2000
Additions
Net (depreciation) appreciation in fair value of instruments	$(46,733,151)	$61,820,452
Interest income	967,824	1,103,389
Dividend income	3,524,346	2,072,574

Total investment (loss) income	42,240,981	64,996,415

Contributions:
Participants	45,422,102	51,111,360
Employer	3,310,093	12,829,171
Employer non-cash discretionary profit sharing	17,316,697	8,283,463
Transfer from The First American Corporation Employee	3,310,093	12,829,171
Profit Sharing and Stock Ownership Plan	106,686,073	—
Other transfers	21,023,332	—

Total contributions	193,758,297	72,223,994

Total additions	151,517,315	137,220,409

Deductions
Benefits paid to participants	(15,327,393)	(41,078,416)
Administrative expenses	(227,512)	(540,476)

Total deductions	(15,554,905)	(41,618,892)

Increase in net assets	135,962,411	95,601,517
Net Assets Available for Benefits
Beginning of year	246,593,911	150,992,394

End of year	$382,556,322	$246,593,911

The accompanying notes are an integral part of these financial statements.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

The following description of The First American Corporation 40 1 (k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering all U.S. employees of The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan a participant may direct contributions in 1% increments to any of ten investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options as of the first day of each calendar month, depending upon the completion of an appropriate form by a specified date.

Effective January 1 2001, the Company changed the trustee and record-keeper of the Plan from First American Trust, FSB to Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants may contribute from 1% to 15% of pretax annual compensation, as defined by the Plan. Contributions are subject to certain limitations. The Company matches 50% of the first $500 of a participant’s contribution. Additional amounts may be contributed by the Company at the option of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit sharing contributions were $17,316,697 and $8,283,463 for the years ending December 31, 2001 and 2000, respectively. These amounts were paid by issuing First American Corporation stock. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

Payment of Benefits

The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw up to 70% of their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”).

Loans

Commencing August 1, 2001, a participant may borrow a portion of his account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000 (which latter amount would be reduced if the participant had loans from the plan outstanding during the one-year period preceding the day on which any new loan from the plan would be made).

Transfer

On December 3, 2001, upon termination of the First American Corporation Employee Profit Sharing and Stock Ownership Plan, assets of $106,686,073 were transferred to the Plan. In addition, $21,023,332 of assets from other plans were transferred to the Plan.

THE FIRST CORPORATION 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized on an accrual basis as earned. Gains or losses from securities’ transactions are computed based on average cost. The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized (losses) gains and the unrealized (depreciation) appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2000 amounts were reclassified to conform to the 2001 presentation.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2001	2000
Mutual funds:
*Davis NY Venture A	$26,770,700	—
*Fidelity Balanced	20,776,977	—
*Fidelity Low Price Stock	41,191,304	—
*Fidelity Diversified International	22,549,460	—
*Fidelity Large-Cap Stock	23,980,558	—
*Fidelity Retire Money Market	36,836,343	—
*Fidelity US Bond Index	17,802,180	—
*Templeton Foreign Fund	—	22,055,292
*Schroder U.S. Smaller Companies Fund	—	32,849,970
*Performance Equity Fund Institutional Class	—	47,029,878
*T. Rowe Price U.S. Treasury Intermediate Fund	—	13,263,602
*First Choice Cash Reserve Fund Institutional Class	—	23,273,471
Common stock:
*The First American Corporation	160,181,660	98,872,023
*Other	14,544,872	—

*Denotes party-in-interest	$364,634,054	$237,344,236

During 2001 and 2000, the Plan’s investments, including gains and losses on investments sold as held during the year, (depreciated) appreciated in value by ($46,733,151) and $61,820,452, respectively, as follows:

	2001	2000
Mutual funds	$(4,854,877)	$441,094
Company common stock	(41,878,274)	61,379,358

	$(46,733,151)	$61,820,452

Investment Options

For contributions made, the Plan provides several investment options, which are described below.

Money Market Fund.    Money market funds invest in U.S. dollar denominated securities, such as bills, notes bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry. The objective of a money market fund is to seek current income that is consistent with the preservation of principal and liquidity.

Bond Index Fund.    Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Balanced Fund.    Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Large Cap Equity Index Fund.    Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In our plan the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard and Poor’s 500 index. The fund seeks to approximate the composition and total return of the Standard and Poor’s 500 Index.

Large Cap Growth Stock Fund.    Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund.    Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Small Growth Stock Fund.    Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund.    Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund.    International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Fund.    This fund invests in the Common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.    Related Party Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $220,590 and $733,373 for the years ended December 31, 200l and 2000, respectively.

5.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

6.    Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1997, that the Plan is designated in accordance with applicable section s of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Fidelity Management Trust Company	Davis NY Venture A	N/A	$26,770,700
*	Fidelity Management Trust Company	WF Small Cap Growth A	N/A	8,290,782
*	Fidelity Management Trust Company	Company Stock Fund	N/A	160,181,660
*	Fidelity Management Trust Company	Fidelity Balanced	N/A	20,776,977
*	Fidelity Management Trust Company	Fidelity Low Price Stock	N/A	41,191,304
*	Fidelity Management Trust Company	Fidelity Diversified International	N/A	22,549,460
*	Fidelity Management Trust Company	Fidelity Large-Cap Stock	N/A	23,980,558
*	Fidelity Management Trust Company	Fidelity Retire Money Market	N/A	36,836,343
*	Fidelity Management Trust Company	Fidelity US Bond index	N/A	17,802,180
*	Fidelity Management Trust Company	Fidelity US Equity Index Pool	N/A	2,085,966
*	Fidelity Management Trust Company	Loans to participants	N/A	4,168,124

				$364,634,054

*	Denotes Party-in-interest
**	The plan trustee, Fidelity Managament Trust Company, did not provide historical cost information for the investments.